	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$319,860.00	$342,725.00
Cash & Cash Equivalents:	$16,394.00	$18,284.00
Accounts Receivable:	$94,287.00	$31,187.00
Short-term Debt:	$224,466.00	$317,172.00
Long-term Debt:	$93,133.00	$0.00
Revenues/Sales:	$1,468,956.00	$856,897.00
Cost of Goods Sold:	$826,747.00	$507,751.00
Taxes Paid:	$0.00	$0.00
Net Income:	$40,259.00	($99,680.00)